**DAIMLER TRUCKS RETAIL TRUST 2020-1**
**Investor Report**

Collection Period Ended        31-Oct-2022

Amounts in USD

## Dates

| | | |
|---|---|---|
| Collection Period No. | 32 | |
| Collection Period (from... to) | 1-Oct-2022 | 31-Oct-2022 |
| Determination Date | 10-Nov-2022 | |
| Record Date | 14-Nov-2022 | |
| Distribution Date | 15-Nov-2022 | |
| Interest Period of the Class A-1 Notes (from... to) | 17-Oct-2022 | 15-Nov-2022   Actual/360 Days   29 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-Oct-2022 | 15-Nov-2022   30/360 Days   30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 200,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 384,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 336,000,000.00 | 21,683,821.36 | 6,381,227.21 | 15,302,594.15 | 45.543435 | 0.018992 |
| Class A-4 Notes | 85,405,000.00 | 85,405,000.00 | 85,405,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,005,405,000.00** | **107,088,821.36** | **91,786,227.21** | **15,302,594.15** | | |

| | | | | |
|---|---|---|---|---|
| Overcollateralization | 94,600,605.11 | 94,600,482.04 | 94,600,482.04 | |
| **Pool Balance** | **1,100,005,605.11** | **201,689,303.40** | **186,386,709.25** | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 94,600,605.11 | 8.60% |
| Target Overcollateralization Amount | 94,600,482.04 | 8.60% |
| Current Overcollateralization Amount | 94,600,482.04 | 8.60% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.000000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 1.140000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 1.220000% | 22,045.22 | 0.065611 | 15,324,639.37 | 45.609046 |
| Class A-4 Notes | 1.370000% | 97,504.04 | 1.141667 | 97,504.04 | 1.141667 |
| **Total** | | **119,549.26** | | **15,422,143.41** | |

Amounts in USD

| **Available Funds** | |
|---|---:|
| Principal Collections | 15,185,666.05 |
| Interest Collections | 938,711.14 |
| Net Liquidation Proceeds | 14,441.28 |
| Recoveries | 308,773.28 |
| Purchase Amounts | 0.00 |
| Advances made by the Servicer | 0.00 |
| Investment Earnings | 35,346.49 |
| **Available Collections** | **16,482,938.24** |
| Reserve Fund Draw Amount | 0.00 |
| **Available Funds** | **16,482,938.24** |

| **Distributions** | |
|---|---:|
| (1) Total Servicing Fee | 168,074.42 |
|    Nonrecoverable Advances to the Servicer | 0.00 |
| (2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.) | 0.00 |
| (3) Interest Distributable Amount | 119,549.26 |
| (4) Priority Principal Distributable Amount | 0.00 |
| (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| (6) Regular Principal Distributable Amount | 15,302,594.15 |
| (7) Additional Servicing Fee and Transition Costs | 0.00 |
| (8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2) | 0.00 |
| (9) Excess Collections to Certificateholders | 892,720.41 |
| **Total Distribution** | **16,482,938.24** |

**Distribution Detail**

| | Due | Paid | Shortfall |
|---|---:|---:|---:|
| Total Servicing Fee | 168,074.42 | 168,074.42 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| Monthly Interest Distributable Amount | 119,549.26 | 119,549.26 | 0.00 |
|   thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-3 Notes | 22,045.22 | 22,045.22 | 0.00 |
|   thereof on Class A-4 Notes | 97,504.04 | 97,504.04 | 0.00 |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount | 119,549.26 | 119,549.26 | 0.00 |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 15,302,594.15 | 15,302,594.15 | 0.00 |
| Aggregate Principal Distributable Amount | 15,302,594.15 | 15,302,594.15 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 2,750,014.01 |
| Reserve Fund Amount - Beginning Balance | 2,750,014.01 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 6,192.88 |
| minus Net Investment Earnings | 6,192.88 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 2,750,014.01 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 6,192.88 |
| Net Investment Earnings on the Collection Account | 29,153.61 |
| Investment Earnings for the Collection Period | 35,346.49 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,100,005,605.11 | 7,952 |
| Pool Balance beginning of Collection Period | 201,689,303.40 | 2,994 |
| Principal Collections | 10,557,079.33 | |
| Principal Collections attributable to Full Pay-offs | 4,628,586.72 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 116,928.10 | |
| Pool Balance end of Collection Period | 186,386,709.25 | 2,850 |
| Pool Factor | 16.94% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 5.51% | 5.65% |
| Weighted Average Number of Remaining Payments | 42.36 | 21.61 |
| Weighted Average Seasoning (months) | 14.06 | 42.30 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 185,393,278.18 | 2,822 | 99.47% |
| 31-60 Days Delinquent | 784,607.85 | 23 | 0.42% |
| 61-90 Days Delinquent | 208,823.22 | 5 | 0.11% |
| 91-120 Days Delinquent | 0.00 | 0 | - % |
| Total | 186,386,709.25 | 2,850 | 100.00% |

| | |
|---|---|
| **Delinquency Trigger** | **9.700%** |
| 60+ Delinquency Receivables to EOP Pool Balance | 0.11% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| Losses (1) | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 116,928.10 | 4 | 16,748,979.41 | 226 |
| Principal Net Liquidation Proceeds | 14,441.28 | | 6,234,504.40 | |
| Principal Recoveries | 306,211.02 | | 6,674,066.78 | |
| Principal Net Loss / (Gain) | (203,724.20) | | 3,840,408.23 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | (1.260%) |
| Prior Collection Period | (0.122%) |
| Second Prior Collection Period | 0.131% |
| Third Prior Collection Period | (0.404%) |
| Four Month Average | (0.414%) |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.349% |
| **Average Net Credit Loss/(Gain)** | 16,992.96 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

## Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

| | Total Pool | | | | | |
|---|---|---|---|---|---|---|
| | Cumulative Loss | | Delinquncies | | | Lifetime |
| Pd. | Gross | Net | 31-60 | 61-90 | 91+ | CPR |
| 1 | 0.09% | 0.04% | 0.87% | 0.10% | - % | 11.94% |
| 2 | 0.17% | 0.07% | 0.42% | 0.53% | 0.10% | 8.96% |
| 3 | 0.24% | 0.10% | 0.45% | 0.17% | 0.10% | 6.82% |
| 4 | 0.36% | 0.18% | 0.12% | 0.16% | 0.06% | 8.14% |
| 5 | 0.46% | 0.22% | 0.21% | 0.07% | 0.11% | 9.86% |
| 6 | 0.53% | 0.25% | 0.24% | 0.09% | 0.05% | 9.58% |
| 7 | 0.55% | 0.25% | 0.22% | 0.14% | 0.05% | 10.31% |
| 8 | 0.61% | 0.26% | 0.25% | 0.02% | 0.14% | 10.53% |
| 9 | 0.74% | 0.35% | 0.48% | 0.05% | 0.02% | 10.33% |
| 10 | 0.80% | 0.36% | 0.46% | 0.08% | 0.03% | 11.60% |
| 11 | 0.88% | 0.37% | 0.23% | 0.21% | 0.01% | 11.88% |
| 12 | 0.90% | 0.38% | 0.29% | 0.03% | 0.02% | 11.58% |
| 13 | 0.98% | 0.41% | 0.32% | 0.04% | 0.01% | 12.62% |
| 14 | 1.01% | 0.40% | 0.24% | 0.05% | 0.01% | 12.69% |
| 15 | 1.04% | 0.40% | 0.27% | 0.02% | 0.04% | 12.52% |
| 16 | 1.08% | 0.38% | 0.15% | 0.17% | 0.01% | 13.16% |
| 17 | 1.18% | 0.45% | 0.14% | 0.05% | - % | 13.78% |
| 18 | 1.26% | 0.48% | 0.17% | 0.04% | 0.01% | 14.32% |
| 19 | 1.29% | 0.42% | 0.21% | 0.06% | 0.01% | 14.38% |
| 20 | 1.30% | 0.40% | 0.27% | 0.03% | 0.03% | 15.55% |
| 21 | 1.33% | 0.37% | 0.32% | 0.07% | 0.01% | 15.52% |
| 22 | 1.37% | 0.39% | 0.19% | 0.11% | 0.05% | 15.94% |
| 23 | 1.40% | 0.40% | 0.22% | 0.02% | 0.04% | 15.90% |
| 24 | 1.41% | 0.41% | 0.45% | 0.04% | 0.01% | 15.57% |
| 25 | 1.41% | 0.37% | 0.33% | 0.04% | 0.02% | 15.73% |
| 26 | 1.43% | 0.37% | 0.23% | 0.01% | - % | 15.65% |
| 27 | 1.43% | 0.37% | 0.84% | 0.03% | 0.01% | 15.93% |
| 28 | 1.46% | 0.37% | 0.31% | 0.07% | 0.01% | 15.77% |
| 29 | 1.48% | 0.37% | 0.26% | 0.07% | 0.06% | 15.37% |
| 30 | 1.50% | 0.37% | 0.11% | 0.07% | 0.05% | 15.47% |
| 31 | 1.51% | 0.37% | 0.34% | 0.01% | 0.04% | 15.43% |
| 32 | 1.52% | 0.35% | 0.42% | 0.11% | - % | 15.02% |